SECURITIES AND EXCHANGE COMMISSION
Washington, D. C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

ERIN ENERGY, INC.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

295625107
(CUSIP Number)

Kacy Wade, Associate General Counsel

CAMAC International Corporation

1330 Post Oak Blvd., Suite 2200

Houston, Texas  77056

(713) 965-5100

 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

July 5, 2017
(Date of Event which Requires Filing
of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 295625107

1	NAME OF REPORTING PERSON Dr. Kase Lawal
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) (b)
3	SEC USE ONLY
4	SOURCE OF FUNDS OO (See Item 3)
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States and Nigeria
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 120,935,652
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 3,310,892
	10	SHARED DISPOSITIVE POWER 0
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 120,935,652
12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 57.7%
14		TYPE OF REPORTING PERSON IN

CUSIP No. 295625107

Item 1.  Security and Issuer

This Schedule 13D relates to the common stock, $0.001 par value per share (the “Common Stock”), of Erin Energy, Inc., a Delaware corporation (the “Issuer”), which has its principal executive offices at 1330 Post Oak Blvd., Suite 2250, Houston, Texas 77056.

Item 2.  Identity and Background

(a)-(c) This Statement on Schedule 13D is being filed by Dr. Kase Lawal, an individual. Dr. Lawal is the Chairman of CAMAC International Corporation, a company involved in engineering services, logistics, and midstream petroleum business. Dr. Lawal is also the Chairman of Unity National Bank. Dr. Lawal’s business address is 1330 Post Oak Blvd., Ste. 2200, Houston, Texas 77056.

(d)-(e) During the last five years, Dr. Lawal: (i) has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Dr. Lawal has dual citizenship in both the United States and the Federal Republic of Nigeria.

Item 3.  Source and Amount of Funds or Other Consideration

On April 3, 2017, an aggregate of 116,108,833 shares of the Issuer’s common stock previously held by Allied Energy PLC (“Allied”), were foreclosed upon by Oltasho Nigeria Limited (“Oltasho”), in connection with the failure of Allied to timely repay $50 million owed to Oltasho, pursuant to the terms of a loan agreement and certain stock pledges.

On April 13, 2017, an aggregate of 1,515,927 shares of the Issuer’s common stock previously held by CAMAC Int’l (Nigeria) Ltd. (“CAMAC International”), were foreclosed upon by Latmol Investment Limited (“Latmol”), in connection with the failure of CAMAC International to timely repay $50 million owed by CAMAC International to Latmol, pursuant to the terms of a loan agreement and a stock pledge.

The shares of common stock previously held by Allied and CAMAC International were beneficially owned by Dr. Lawal, due to his voting and dispositive control over the securities held by such entities.

Subsequent to the above, on July 5, 2017, Oltasho and Latmol entered into a Voting Agreement with Dr. Lawal (the “Voting Agreement”). Pursuant to the Voting Agreement, Oltasho and Latmol provided complete authority to Dr. Lawal to vote the 117,624,760 shares foreclosed upon (and any other securities of the Issuer obtained by Oltasho and/or Latmol in the future) at any and all meetings of stockholders of the Issuer and via any written consents. The Voting Agreement has a term of approximately 10 years, through July 31, 2027, but can be terminated at any time with the mutual consent of the parties. In connection with their entry into the Voting Agreement, Oltasho and Latmol each provided Dr. Lawal an irrevocable voting proxy to vote the shares covered by the Voting Agreement. Additionally, Oltasho and Latmol agreed not to transfer the shares covered by the Voting Agreement, during the term of such agreement, except pursuant to certain limited exceptions described in the Voting Agreement.

The result of the Voting Agreement was another change in control of the Issuer, with Dr. Lawal obtaining voting control over 117,624,760 shares of the Issuer’s common stock, or 54.5% of the Issuer’s common stock as of the parties’ entry into the Voting Agreement. Total consideration provided to Oltasho and Latmol for the Voting Agreement was $10, provided that Oltasho and Latmol have no desire to control the Issuer and believe that voting control of the Issuer was best determined by Dr. Lawal, a United States resident, who has extensive knowledge of United States laws and the assets and operations of the Issuer, as Dr. Lawal was, until he recently retired, the Chairman and Chief Executive Officer of the Issuer.

CUSIP No. 295625107

This Schedule 13D also reports the purchase in open market transactions from May 19, 2016 through the date of this filing, of the 707,973 shares of common stock described on Schedule A, which Schedule also describes the weighted average purchase price of such purchases and dates of such purchases.

Item 4.  Purpose of Transaction.

The information set forth in Item 3 is hereby incorporated by reference into this Item 4.

Dr. Lawal acquired voting control over the Issuer at the request of Oltasho and Latmol.  Depending on general market and economic conditions affecting the Issuer and other relevant factors, Dr. Lawal may purchase additional securities of the Issuer (similar to as described in Schedule A) or dispose of some or all of securities from time to time in open market transactions, private transactions or otherwise.

Dr. Lawal also acquired the securities of the Issuer in a transaction which may relate to or result in the following, provided that he has no immediate plans or proposals relating to such transactions:

(a)	the acquisition by persons of additional securities of the Issuer, or the disposition of securities of the Issuer;

(b)	a reorganization involving the Issuer;

(c)	a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(d)	a change in the present board of directors and management of the Issuer, including plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

(e)	a material change in the present capitalization or dividend policy of the Issuer;

(f)	other material changes in the Issuer’s business or corporate structure;

(g)	changes in the Issuer’s charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

Dr. Lawal does not have any immediate plans or proposals which relate to or result in:

(h)	causing a class of securities of the Issuer to be delisted from a national securities exchange or cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(j)	any action similar to any of those enumerated in (h) through (i), above.

Item 5.  Interest in Securities of the Issuer.

(a)	Dr. Lawal beneficially owns 3,310,892 shares of common stock (1.5 % of the Issuer’s outstanding common stock) and he has the right to vote an aggregate of an additional 117,624,760 voting shares pursuant to the Voting Agreement, representing 56.2% of the Issuer’s outstanding common stock, or 57.7% in aggregate with the shares beneficially owned by Dr. Lawal.

(b)	Dr. Lawal holds the sole power to vote and sole power to dispose of 3,310,892 shares of common stock (1.5% of the Issuer’s outstanding common stock) and he has the sole power to vote an aggregate of an additional 117,624,760 voting shares pursuant to the Voting Agreement, representing 56.2% of the Issuer’s outstanding common stock, or 57.7% in aggregate with the shares beneficially owned by Dr. Lawal.

CUSIP No. 295625107

(c)	See Item 3, above.

(d)	No other person has the right to receive or the power to direct the receipt of dividends from or the proceeds from the sale of the 3,310,892 shares of common stock beneficially owned by Dr. Lawal. Oltasho and Latmol retained the right to receive or the power to direct the receipt of the dividends or the proceeds from the sale of the shares covered by the Voting Agreement.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information regarding the Voting Agreement described in Item 3 above is incorporated by reference in this Item 6 by reference.

Item 7.  Material to Be Filed as Exhibits

Exhibit 10.1:	Voting Agreement, dated as of July 5, 2017, by and among Dr. Kase Lawal, Latmol Investment Limited and Oltasho Nigeria Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017)

CUSIP No. 295625107

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July [ , 2017

October 13, 2017

By:	/s/ Dr. Kase Lawal
Dr. Kase Lawal

CUSIP No. 295625107

EXHIBIT INDEX

Exhibit 10.1:	Voting Agreement, dated as of July 5, 2017, by and among Dr. Kase Lawal, Latmol Investment Limited and Oltasho Nigeria Limited (incorporated by reference to Exhibit 10.1 to the Issuer’s Current Report on Form 8-K filed with the Securities and Exchange Commission on July 7, 2017)

SCHEDULE A

Class of Security	Date of Purchase	Securities Purchased	Weighted Average Price Paid For Shares on Date of Purchase
Common Stock	5/19/2016	2,700	$2.05
Common Stock	5/23/2016	620	$1.85
Common Stock	5/24/2016	900	$2.00
Common Stock	5/25/2016	200	$2.05
Common Stock	5/26/2016	2,000	$2.45
Common Stock	5/27/2016	1,600	$2.44
Common Stock	6/1/2016	3,314	$2.44
Common Stock	6/2/2016	700	$2.30
Common Stock	6/3/2016	600	$2.39
Common Stock	6/8/2016	1,500	$2.73
Common Stock	6/13/2016	1,500	$2.60
Common Stock	6/14/2016	5,700	$2.59
Common Stock	6/15/2016	700	$2.51
Common Stock	6/16/2016	2,130	$2.34
Common Stock	6/23/2016	1,200	$2.30
Common Stock	6/24/2016	1,000	$2.16
Common Stock	6/27/2016	1,600	$2.12
Common Stock	6/30/2016	4,400	$2.34
Common Stock	7/1/2016	3,500	$2.34
Common Stock	7/5/2016	2,000	$2.20
Common Stock	7/12/2016	1,906	$2.52
Common Stock	7/18/2016	3,600	$2.72
Common Stock	7/21/2016	3,500	$2.65
Common Stock	7/22/2016	1,700	$2.59
Common Stock	7/25/2016	3,400	$2.55
Common Stock	7/26/2016	900	$2.50
Common Stock	7/27/2016	3,400	$2.50
Common Stock	8/1/2016	3,550	$2.47
Common Stock	8/2/2016	2,500	$2.46
Common Stock	8/3/2016	3,500	$2.43
Common Stock	8/4/2016	3,900	$2.43
Common Stock	8/9/2016	3,283	$2.41
Common Stock	8/17/2016	1,000	$2.62
Common Stock	8/23/2016	2,965	$2.58
Common Stock	8/24/2016	6,700	$2.50
Common Stock	8/29/2016	2,300	$2.31
Common Stock	8/30/2016	800	$2.33

Common Stock	8/31/2016	3,707	$2.28
Common Stock	9/1/2016	3,400	$2.21
Common Stock	9/2/2016	2,600	$2.37
Common Stock	9/6/2016	1,600	$2.42
Common Stock	9/7/2016	1,400	$2.37
Common Stock	9/8/2016	600	$2.36
Common Stock	9/13/2016	600	$2.33
Common Stock	9/15/2016	700	$2.39
Common Stock	9/19/2016	1,600	$2.51
Common Stock	9/26/2016	3,600	$2.13
Common Stock	9/27/2016	1,950	$2.14
Common Stock	9/28/2016	600	$2.22
Common Stock	9/29/2016	2,303	$2.30
Common Stock	9/30/2016	1,350	$2.33
Common Stock	10/6/2016	300	$2.30
Common Stock	10/10/2016	2,100	$2.34
Common Stock	10/11/2016	200	$2.40
Common Stock	10/13/2016	2,300	$2.44
Common Stock	10/14/2016	2,000	$2.44
Common Stock	10/18/2016	1,000	$2.40
Common Stock	10/20/2016	2,000	$2.43
Common Stock	11/1/2016	1,350	$2.14
Common Stock	11/10/2016	2,600	$2.24
Common Stock	11/15/2016	800	$2.40
Common Stock	11/21/2016	1,000	$2.34
Common Stock	11/28/2016	2,300	$2.09
Common Stock	12/12/2016	1,000	$2.25
Common Stock	12/13/2016	600	$2.29
Common Stock	12/14/2016	900	$2.32
Common Stock	12/21/2016	1,000	$2.77
Common Stock	12/27/2016	1,700	$2.84
Common Stock	12/28/2016	500	$2.99
Common Stock	1/3/2017	1,000	$2.99
Common Stock	1/9/2017	1,000	$3.08
Common Stock	1/10/2017	1,500	$3.10
Common Stock	1/11/2017	700	$3.10
Common Stock	1/12/2017	300	$3.14
Common Stock	1/13/2017	600	$3.18
Common Stock	1/17/2017	900	$3.19
Common Stock	1/24/2017	100	$3.39
Common Stock	2/9/2017	1,100	$3.95

Common Stock	2/24/2017	400	$3.50
Common Stock	3/1/2017	630	$3.44
Common Stock	3/2/2017	1,300	$3.46
Common Stock	3/3/2017	900	$3.49
Common Stock	3/8/2017	400	$3.42
Common Stock	3/9/2017	1,500	$3.09
Common Stock	3/10/2017	680	$3.14
Common Stock	3/20/2017	2,000	$2.34
Common Stock	3/21/2017	4,367	$2.25
Common Stock	3/23/2017	1,220	$2.19
Common Stock	3/24/2017	4,500	$2.37
Common Stock	3/27/2017	2,200	$2.43
Common Stock	3/28/2017	8,000	$2.39
Common Stock	3/29/2017	1,400	$2.36
Common Stock	3/30/2017	4,085	$2.33
Common Stock	3/31/2017	1,200	$2.38
Common Stock	4/3/2017	3,496	$2.40
Common Stock	4/4/2017	5,196	$2.49
Common Stock	4/6/2017	1,000	$2.40
Common Stock	4/7/2017	6,700	$2.36
Common Stock	4/20/2017	500	$2.00
Common Stock	4/24/2017	6,640	$2.02
Common Stock	4/25/2017	3,500	$2.05
Common Stock	4/26/2017	19,147	$2.05
Common Stock	4/27/2017	800	$2.10
Common Stock	4/28/2017	13,595	$2.05
Common Stock	5/1/2017	62,728	$2.02
Common Stock	5/2/2017	14,426	$2.05
Common Stock	5/3/2017	4,528	$1.95
Common Stock	5/4/2017	2,228	$1.92
Common Stock	5/5/2017	1,000	$1.90
Common Stock	5/9/2017	4,500	$1.85
Common Stock	5/10/2017	2,000	$1.85
Common Stock	5/11/2017	4,900	$1.87
Common Stock	5/12/2017	630	$1.78
Common Stock	5/17/2017	1,100	$1.76
Common Stock	5/18/2017	100	$1.80
Common Stock	5/19/2017	8,366	$1.84
Common Stock	5/22/2017	4,685	$1.84
Common Stock	5/23/2017	1,344	$1.87
Common Stock	5/24/2017	2,323	$1.95

Common Stock	5/25/2017	5,485	$1.93
Common Stock	5/26/2017	3,100	$1.91
Common Stock	6/1/2017	500	$1.70
Common Stock	6/2/2017	11,537	$1.73
Common Stock	6/8/2017	1,000	$1.70
Common Stock	6/9/2017	2,000	$1.70
Common Stock	6/12/2017	3,600	$1.66
Common Stock	6/13/2017	1,500	$1.65
Common Stock	6/15/2017	2,200	$1.59
Common Stock	6/16/2017	600	$1.55
Common Stock	6/19/2017	1,000	$1.60
Common Stock	6/20/2017	21,100	$1.53
Common Stock	6/21/2017	6,000	$1.41
Common Stock	6/22/2017	1,000	$1.54
Common Stock	6/23/2017	25,865	$1.63
Common Stock	6/26/2017	5,900	$1.45
Common Stock	6/27/2017	3,300	$1.48
Common Stock	6/29/2017	1,679	$1.45
Common Stock	6/30/2017	5,000	$1.54
Common Stock	7/10/2017	2,000	$1.30
Common Stock	7/11/2017	1,523	$1.24
Common Stock	7/13/2017	1,943	$1.40
Common Stock	7/14/2017	6,200	$1.40
Common Stock	7/17/2017	3,600	$1.39
Common Stock	7/18/2017	2,200	$1.47
Common Stock	7/19/2017	6,882	$1.56
Common Stock	7/20/2017	5,301	$1.61
Common Stock	7/21/2017	5,250	$1.53
Common Stock	7/24/2017	4,180	$1.54
Common Stock	7/25/2017	14,140	$1.60
Common Stock	7/26/2017	1,500	$1.72
Common Stock	7/27/2017	4,590	$1.72
Common Stock	7/28/2017	400	$1.79
Common Stock	7/31/2017	15,057	$1.80
Common Stock	8/1/2017	9,500	$1.71
Common Stock	8/2/2017	4,161	$1.73
Common Stock	8/3/2017	1,000	$1.77
Common Stock	8/4/2017	23,333	$2.15
Common Stock	8/7/2017	11,023	$2.45
Common Stock	8/8/2017	9,439	$2.32
Common Stock	8/9/2017	5,671	$2.33

Common Stock	8/10/2017	2,900	$2.34
Common Stock	8/11/2017	7,108	$2.44
Common Stock	8/14/2017	16,555	$2.55
Common Stock	8/15/2017	8,535	$2.53
Common Stock	8/16/2017	7,991	$2.45
Common Stock	8/17/2017	19,055	$2.52
Common Stock	8/18/2017	4,000	$2.47
Common Stock	8/21/2017	2,400	$2.50
Common Stock	8/22/2017	2,559	$2.44
Common Stock	8/23/2017	1,685	$2.41
Common Stock	8/24/2017	5,400	$2.39
Common Stock	8/25/2017	707	$2.38
Common Stock	8/28/2017	4,239	$2.25
Common Stock	8/29/2017	1,742	$2.30
Common Stock	8/30/2017	1,140	$2.27
Common Stock	8/31/2017	3,292	$2.38
Common Stock	9/1/2017	1,117	$2.40
Common Stock	9/5/2017	700	$2.48
Common Stock	9/6/2017	400	$2.77
Common Stock	9/7/2017	200	$2.95
Common Stock	9/8/2017	200	$3.05
Common Stock	9/13/2017	200	$3.85
Common Stock	9/14/2017	100	$3.65
Common Stock	9/15/2017	1,000	$3.21
Common Stock	9/18/2017	3,290	$3.27
Common Stock	9/20/2017	200	$2.75
Common Stock	9/21/2017	1,500	$2.77
Common Stock	9/22/2017	1,000	$2.85
Common Stock	9/25/2017	1,800	$2.87
Common Stock	9/26/2017	1,600	$2.73
Common Stock	10/2/2017	2,580	$2.70
Common Stock	10/3/2017	1,700	$2.84
Common Stock	10/4/2017	2,365	$2.95
Common Stock	10/5/2017	600	$2.93
Common Stock	10/6/2017	1,200	$2.86
Common Stock	10/10/2017	1,812	$3.13
Common Stock	10/11/2017	7,400	$3.11
Common Stock	10/12/2017	3,400	$3.03